WHITE KNIGHT RESOURCES LTD.

INFORMATION CIRCULAR

Dated as of October 24, 2005

INTRODUCTION

This information circular accompanies the Notice of Annual and Special General Meeting (the "Meeting") of the shareholders of White Knight Resources Ltd. (the "Company") to be held on Friday, November 25, 2005 at the time and place set out in the accompanying Notice of Meeting. This information circular is furnished in connection with the solicitation of proxies by management of the Company for use at the Meeting and at any adjournment of the Meeting.

PROXIES AND VOTING RIGHTS

Management Solicitation and Appointment of Proxies

The persons named in the accompanying form of proxy are nominees of the Company's management. A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for and on the shareholder's behalf at the Meeting other than the persons designated as proxyholders in the accompanying form of proxy. To exercise this right, the shareholder must either:

(a)	on the accompanying form of proxy, strike out the printed names of the individuals specified as proxyholders and insert the name of the shareholder's nominee in the blank space provided; or

(b)	complete another proper form of proxy.

To be valid, a proxy must be dated and signed by the shareholder or by the shareholder's attorney authorized in writing. In the case of a corporation, the proxy must be signed by a duly authorized officer of or attorney for the corporation.

The completed proxy, together with the power of attorney or other authority, if any, under which the proxy was signed or a notarially certified copy of the power of attorney or other authority, must be delivered to Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, Canada V6C 3B8, by at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting.

Revocation of Proxies

A shareholder who has given a proxy may revoke it at any time before the proxy is exercised:

(a)	by an instrument in writing that is:

	(i)	signed by the shareholder, the shareholder's attorney authorized in writing or, where the shareholder is a corporation, a duly authorized officer or attorney of the corporation; and

(ii)

delivered to Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, Canada V6C 3B8 or to the registered office of the Company at Suite 3350, Four Bentall Centre, 1055 Dunsmuir Street, Vancouver, British Columbia, Canada V7X 1L2 at any time up to and including the last business day preceding the day of the Meeting or any adjournment of the Meeting, or delivered to the Chairperson of the

Meeting on the day of the Meeting or any adjournment of the Meeting before any vote on a matter in respect of which the proxy is to be used has been taken; or

(b)	in any other manner provided by law.

Voting of Shares and Proxies and Exercise of Discretion by Proxyholders

Voting By Show of Hands

Voting at the Meeting generally will be by a show of hands, with each shareholder present in person being entitled to one vote.

Voting By Poll

Voting at the Meeting will be by poll only if a poll is:

(a)	requested by a shareholder present at the Meeting in person or by proxy;

(b)	directed by the Chairperson; or

(c)	required by law because the number of shares represented by proxy that are to be voted against the motion is greater than 5% of the Company's issued and outstanding shares.

On a poll, each shareholder and each proxyholder will have one vote for each common (voting) share held or represented by proxy.

Approval of Resolutions

To approve a motion for an ordinary resolution, a simple majority of the votes cast in person or by proxy will be required; to approve a motion for a special resolution, a majority of not less than 75% of the votes cast in person or by proxy will be required.

Voting of Proxies and Exercise of Discretion By Proxyholders

A shareholder may indicate the manner in which the persons named in the accompanying form of proxy are to vote with respect to a matter to be acted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy on any ballot that may be called for.

If the shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the shares represented will be voted or withheld from the vote on that matter accordingly. If no choice is specified in the proxy with respect to a matter to be acted upon, the proxy confers discretionary authority with respect to that matter upon the proxyholder named in the accompanying form of proxy. It is intended that the proxyholder named by management in the accompanying form of proxy will vote the shares represented by the proxy in favour of each matter identified in the proxy and for the nominees of the Company's Board of Directors for directors and auditor.

The accompanying form of proxy also confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the Meeting. As of the date of this information circular, management of the Company is not aware of any such amendments or variations, or any other matters that will be presented for action at the Meeting other than those referred to in the accompanying Notice of Meeting. If, however, other matters that are not now known to management properly come before the Meeting, then the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment.

Solicitation of Proxies

It is expected that solicitations of proxies will be made primarily by mail and possibly supplemented by telephone or other personal contact by directors, officers and employees of the Company without special compensation. The Company may reimburse shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the costs incurred in obtaining authorization to execute forms of proxies from their principals. The costs of solicitation will be borne by the Company.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Only shareholders of the Company who are listed on its Register of Shareholders on the record date of October 24, 2005 are entitled to receive notice of and to attend and vote at the Meeting or any adjournment of the Meeting (see "Voting of Shares and Proxies and Exercise of Discretion by Proxyholders" above).

As of October 24, 2005, the Company had 59,149,972 common shares issued and outstanding.

To the knowledge of the directors and senior officers of the Company, there is no person who, nor company which, beneficially owns, directly or indirectly, or controls or directs, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company other than Robert R. McEwen who owns 9,552,427 shares of the Company as of October 24, 2005. That represents 16.15% of the issued and outstanding common shares of the Company as at October 24, 2005.

RECEIPT OF DIRECTORS' REPORT AND FINANCIAL STATEMENTS

The Directors' Report and the financial statements of the Company for the financial year ended June 30, 2005 and accompanying auditor's report will be presented at the Meeting.

APPOINTMENT OF AUDITOR

The shareholders will be asked to vote for the appointment of Davidson & Company, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of shareholders of the Company at a remuneration to be fixed by the directors.

ELECTION OF DIRECTORS

The Company's Board of Directors proposes to nominate the persons named in the table below for election as directors of the Company. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is duly elected or appointed, unless the office is earlier vacated in accordance with the Articles of the Company or the Business Corporations Act (British Columbia) or he or she becomes disqualified to act as a director.

The following table sets out the names of management's nominees for election as directors, the place in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time during which each has been a director of the Company, and the number of common shares of the Company beneficially owned by each of them, directly or indirectly, or over which control or direction is exercised, as of the date of this information circular.

Date on which
		Nominee became a	Number of
Name, Place of Residence and	Principal Occupation or	Director of the	Shares
Position Held with the Company(1)	Employment(1)	Company	Owned(1)

John M. Leask (2)	Professional Geological Engineer,	Dec. 16, 1994	1,831,012
British Columbia, Canada	Director of Mansfield Minerals
Chairman of the Board, President,	Inc., a publicly-traded resource
Chief Executive Officer and Director	company.

Brian D. Edgar (2)	Principal of Rand Edgar	Feb. 22, 1996	1,308,500
British Columbia, Canada	Investment Corporation, an
Director	investment company located in
Vancouver, BC, President and
Chief Executive Officer of Dome
Ventures Corporation.

Gordon P. Leask(2)	Professional Geological Engineer,	Jan. 23, 2003	2,747,841
British Columbia, Canada	President & Director of Mansfield
Director	Minerals Inc., a publicly-traded
resource company.

Megan Cameron-Jones	President of Cerro Rico	Dec. 20, 1996	337,019
British Columbia, Canada	Management Corp., self-owned
Chief Financial Officer, Corporate	management company; Director of
Secretary and Director	Mansfield Minerals Inc., a publicly-traded resource company.

(1)	Information as to the place of residence, principal occupation and shares beneficially owned, directly or indirectly, or controlled or directed, has been furnished by the respective directors.
(2)	Member of the Company's Audit Committee.

The Company does not have an executive committee.

The Company's Board of Directors does not contemplate that any of its nominees will be unable to serve as a director. If any vacancies occur in the slate of nominees listed above before the Meeting, then the proxyholders named in the accompanying form of proxy intend to exercise discretionary authority to vote the shares represented by proxy for the election of any other persons as directors.

None of the directors is, or during the ten years preceding the date of this Information Circular has been, a director or executive officer of any company that, while the person was acting in that capacity:

(a)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)

was subject to an event that resulted, after such person ceased to be a director or executive officer of that company, in that company being the subject of a cease trade or similar order or an order that denied that company access to any exemption under securities legislation, for a period of more than 30 consecutive days or;

(c)

within a year of that person ceasing to act as a director or executive officer of that company, that company became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

During the ten years preceding the date of this Information Circular, no director has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

AUDIT COMMITTEE

Pursuant to section 224 of the Business Corporations Act (British Columbia) the Company is required to have an Audit Committee, which, at the present time, is comprised of John M. Leask, (financially literate), Brian D. Edgar (financially literate) and Gordon P. Leask (financially literate).

The Company must also, pursuant to the provisions of Multilateral Instrument 52-110 Audit Committees ("MI 52-110"), which came into force on March 30, 2004, have a written charter which sets out the duties and responsibilities of its audit committee.

Audit Committee Charter

The text of the Company’s Audit Committee Charter is attached as Schedule “A” hereto.

Audit Committee Oversight

At no time since the commencement of the Company’s most recent completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as follows: The Committee pre-approves all non-audit services provided to the Company by its external auditor other than those reasonably expected to constitute no more than 5% of the total amount of fees paid by the Company to the external auditor. The Committee may delegate to one or more independent members the authority to pre-approve non-audit services. The pre-approval of non-audit services by any member to whom authority has been delegated must be presented to the Audit Committee at its first scheduled meeting following such pre-approval.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two financial years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees[1]	Tax Fees[2]	All Other Fees[3]
2005 2004	$29,464 $10,950	$19,231 $Nil	$Nil $Nil	$Nil $Nil

(1)	Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under "Audit Fees".
(2)	Fees charged for tax compliance, tax advice and tax planning services.
(3)	Fees for services other than disclosed in any other column.

The Company is relying on the exemption in Section 6.1 of MI 52-110 from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations).

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In accordance with the requirements of National Instrument 58-101 Disclosure of Corporate Governance Practices and National Policy 58-201 Corporate Governance Guidelines (the “Guidelines”), the Company is required to give full and complete disclosure of its systems of corporate governance. The following describes the Company’s approach to corporate governance:

Board of Directors

The Board currently consists of four directors, Mr. John M. Leask, who is the Chairman, President and Chief Executive Officer of the Company, Ms. Megan Cameron-Jones who is the Chief Financial Officer and Corporate Secretary of the Company, Mr. Brian D. Edgar and Mr. Gordon P. Leask.

NI 58-101 distinguishes independent and non-independent directors. For the purposes of NI 581-10, Mr. John Leask and Ms. Megan Cameron-Jones do not qualify as independent directors as they are both executive officers of the Company. In addition, Mr. Gordon Leask also does not qualify as an independent director under NI 58-101, as he indirectly received through a private company controlled by him an aggregate of $120,000, in consideration for management advisory services. See “ Statement of Executive Compensation – Compensation of Directors”. Mr. Brian D. Edgar is an independent director pursuant to NI 58 101.

The board of directors (the "Board") is responsible for the conduct of the Company's affairs generally. The Board is responsible for reviewing and approving the Company's operating plans and budgets as presented by management. The Board is responsible for identifying the principal risks of the Company's business and for ensuring these risks are effectively monitored and mitigated to the extent practicable. Succession planning, including the recruitment, supervision, compensation and performance assessment of the Company's senior management personnel also falls within the ambit of the Board's responsibilities. The Board is responsible for ensuring effective communications by the Company with its shareholders and the public and for ensuring that the Company adheres to all regulatory requirements with respect to the timeliness and content of its disclosure. In keeping with its overall responsibility for the stewardship of the financial affairs of the Company, the Board created an Audit Committee which is responsible for the integrity of the Company's internal control and management information systems.

The CEO and the Board have not, to date, developed formal, documented position descriptions for the CEO and the Board defining the limits of management's responsibilities. The Board is currently of the view that the respective corporate governance roles of the Board and management are clear and that the limits to management's responsibility and authority are reasonably well-defined.

The Board is responsible for approving annual operating plans recommended by management. Board consideration and approval is also required for all material contracts and business transactions and all debt and equity financing proposals.

The Board delegates to management responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company's business in the ordinary course, managing the Company's cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements.

The Board believes the Company is well served and the independence of the Board from management is not compromised. The Board does not have, and does not consider it necessary under the circumstances to have, any formal structures or procedures in place to ensure that the Board can function independently of management. The Board believes that its current composition is sufficient to ensure that the Board can function independently of management.

In the event of a conflict of interest at a meeting of the Board, the conflicted director will in accordance with corporate law and in accordance with his or her fiduciary obligations as a director of the Company, disclose the nature and extent of his or her interest to the meeting and abstain from voting on or against the approval of such participation.

Directorships

The following directors of the Company are also directors of other reporting issuers as set out below:

Name of Director	Position	Name of Reporting Issuer

John M. Leask	Director	Mansfield Minerals Inc.

Gordon P. Leask	Director	Mansfield Minerals Inc.

Megan Cameron-Jones	Director	Mansfield Minerals Inc.

Brian D. Edgar	Director	Dome Ventures Corporation
	Director	Red Back Mining Inc.
	Director	Lundin Mining Corporation
	Director	Valkyries Petroleum Corp.
	Director	Lexacal Investment Corp.
	Director	Pender Financial Group Corporation

Orientation and Continuing Education

The Company does not provide a formal orientation and education program for new directors. However, any new directors will be given the opportunity to familiarize themselves with the Company, the current directors and members of management. Directors are also given the opportunity for continuing education.

Ethical Business Conduct

The Board does not currently have a written code of ethics.

Nomination of Directors

Since the size of the Board is limited, the functions of such a committee can be served by the Board as a whole. The Board considers its size, in light of the Company's state of development, to be appropriate.

Compensation

Directors’ compensation is currently being considered by the Board. Since the size of the Board is limited, the functions of such a committee can be served by the Board as a whole. The Company may also grant stock options to directors of the Company in consideration for their services provided to the Company.

Description of Board Committees

The Company does not have any standing committees, other than the Audit Committee. Please refer to the Section entitled “Audit Committee” for further information.

Assessments

The Board is of the view that the Company's shareholders are the most important assessors of Board performance and that they provide the most effective, objective assessment of the Board's performance.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Officers

The summary compensation table below discloses compensation paid to the following individuals:

(a)	each chief executive officer ("CEO") of the Company;

(b)	each chief financial officer ("CFO") of the Company;

(c)

each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 per year; and

(d)

any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year

(each, a "Named Executive Officer" or "NEO").

The Company currently has two Named Executive Officers, being John M. Leask, the Chairman, President, CEO and a Director of the Company and Megan Cameron-Jones, the CFO, Corporate Secretary and a Director of the Company.

Summary Compensation Table

The following table contains a summary of the compensation paid to the Named Executive Officer of the Company during the three most recently completed financial years.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
					Securities	Shares or
				Other	Under	Units
				Annual	Options/	Subject to		All Other
NEO Name	Year			Compen-	SARs(1)	Resale	LTIP(2)	Compen-
and Principal	Ended	Salary	Bonus	sation	Granted	Restrictions	Payouts	sation
Position	June 30	($)	($)	($)	(#)	($)	($)	($)

John M. Leask	2005	Nil	Nil	$120,000(3)	750,000/Nil	Nil	N/A	Nil
President, Chairman	2004	Nil	Nil	$97,879(3)	750,000/Nil	Nil	N/A	Nil
and Chief Executive	2003	Nil	Nil	$24,000(3)	750,000/Nil	Nil	N/A	Nil
Officer

Megan Cameron-	2005	Nil	Nil	$48,000	350,000/Nil3	Nil	N/A	Nil
Jones(4)	2004	Nil	Nil	$33,750	50,000/Nil	Nil	N/A	Nil
Chief Financial Officer and
Corporate Secretary

(1)

"SAR" or "stock appreciation right" means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

(2)

"LTIP" or "long term incentive plan" means any plan that provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

(3)	These monies were paid to Rangefront Exploration Corp., a BC private company controlled by Mr. Leask. Refer to "Compensation of Directors" for further particulars.
(4)	Megan Cameron-Jones was appointed Chief Financial Officer on November 25, 2004.

Compensation of Directors

Compensation for the Named Executive Officers has already been disclosed above. No cash compensation was paid to any director of the Company for the director's services as a director during the financial year ended June 30, 2005. In addition, the Company paid an aggregate of $260,039 to Cerro Rico Management Corp., a private BC company controlled by Megan M. Cameron-Jones, a director of the Company, for administration and secretarial services. The Company paid an aggregate of $24,000 to Rand Edgar Investment Corporation, a private BC company owned, as to 50% by Brian D. Edgar, a director of the Company, for management advisory services. The Company paid an aggregate of $120,000 to Eagle Putt Ventures Inc., a private BC company controlled by Gordon P. Leask, for management advisory services.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of TSX-V. There were no incentive stock options granted by the Company to directors during the most recently completed financial year.

Direct Remuneration

During the most recently completed financial year, the aggregate remuneration paid to directors and senior officers of the Company as a group was $433,509.

Options/SARs Granted During the Most Recently Completed Financial Year

During the most recently completed financial year, there were no incentive stock options or SARs (stock appreciation rights) granted by the Company to the Named Executive Officers.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

During the most recently completed financial year, there were no incentive stock options exercised by the Named Executive Officers. The following table sets out the financial year end value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at Financial Year-End ($) Exercisable/ Unexercisable(1)
John M. Leask	Nil	$Nil	750,000/Nil	$388,950/$Nil
Megan Cameron-Jones	Nil	$Nil	350,000/Nil	$182,500/$Nil

(1)

"In the money" options are those where the market value of the underlying securities at the financial year-end exceeds the exercise price of the option. Value is determined by calculating the difference between the closing price of the Company's shares ($0.88) on June 30, 2005, and the exercise price of each option, and then multiplying the difference by the number of shares under option at the financial year end.

Options and Stock Appreciation Rights Repricings

There were no options or freestanding SARs held by the Named Executive Officers that were repriced downward during the most recently completed financial year end of the Company.

Long-Term Incentive Plans

The Company does not have any long-term incentive plans.

Pension Benefits

Neither the Company nor any of its subsidiaries currently has a pension benefits arrangement under which the Company or any of its subsidiaries has made payments to the directors and senior officers of the Company during its most recently completed financial year or intends to make payments to the Company's directors and senior officers upon their retirement (other than the payments set out above and those made, if any, pursuant to the Canada Pension Plan or any government plan similar to it).

Other Benefits

No remuneration was paid (other than the payments set out above and those made pursuant to the Canada Pension Plan or any government plan similar to it and payments to be made for, or benefits to be received from, group life or accident insurance, group hospitalization or similar group benefits or payments) during the Company's most recently completed financial year to the directors and senior officers of the Company, as a group, directly or indirectly, by the Company or any of its subsidiaries pursuant to any existing plan or arrangement. The Company and its subsidiaries do not propose to make payments, directly or indirectly, in the future to the directors and senior officers of the Company, as a group pursuant to such a plan or arrangement.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or other termination of employment or from a change of control of the Company.

Option/SARs Granted During the Most Recently Completed Financial Year

During the most recently completed financial year, there were no incentive stock options or SARs granted by the Company to certain directors who are not Named Executive Officers.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

During the most recently completed financial year, there were no incentive stock options exercised by the directors of the Company, who are not Named Executive Officers. The following table sets out the financial year end value of stock options held by certain directors who are not Named Executive Officers. During this period, no outstanding SARs were held by the directors who are not Named Executive Officers.

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized (#)(2)	Unexercised Options at Financial Year-End Exercisable/Unexercisable	Value of Unexercised In- the-Money Options at Financial Year-End Exercisable/Unexercisable ($)(3)
Directors who are not named Executive Officers (2 persons)	Nil	$Nil	1,500,000/Nil	$767,640/Nil

(1)	Number of common shares of the Company which may be acquired on the exercise of stock options.
(2)	Calculated using the difference between the exercise price and the closing price of common shares of the Company on the TSX Venture Exchange on the date of exercise.
(3)	Value using the closing price of common shares of the Company on the TSX Venture Exchange on June 30, 2005 of $0.88 per share, less the exercise price per share.

Securities Authorized for Issuance under Equity Compensation Plans

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	3,385,000	$0.41	3,687,935
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	3,385,000	$0.41	3,687,935

For a description of the material features of the Company’s stock option plan please see Note 8 to the Company’s audited annual financial statements for the financial year ended June 30, 2005 entitled “Capital Stock – Stock Options”. The audited annual financial statements are filed on SEDAR at www.sedar.com.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former executive officer, director or employee of the Company or any of its subsidiaries, or any proposed nominee for election as a director of the Company, or any associate or affiliate of any such executive officer, director or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee or similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

MANAGEMENT CONTRACTS

Management functions of the Company or any subsidiary of the Company are not, to any substantial degree, performed by a person other than the directors or senior officers of the Company or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this information circular, no informed person of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any such informed person or proposed nominee has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction that, in either case, has materially affected or would materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee for election as a director of the Company and no associate or affiliate of any of such persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders of shares in the capital of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Transition under new Business Corporations Act (British Columbia)

The new Business Corporations Act (British Columbia) (the “New Act”) came into force in British Columbia on March 29, 2004. The New Act replaces the Company Act (British Columbia) (the "Former Act"), which is the statute that previously governed the Company. The New Act will impact all companies incorporated in British Columbia by modernizing and streamlining company law in British Columbia.

Under the New Act, the Company has two years within which to transition (the “Transition”) itself under the new statute. The board of directors of the Company (the “Board”) approved the Transition of the Company under the New Act on March 23, 2005. The Company filed a transition application with the British Columbia Registrar of Companies and completed the Transition on June 20, 2005.

One of the most important corporate changes resulting from the New Act is that the Memorandum of the Company has been replaced by a "Notice of Articles". The Notice of Articles must set out, amongst other things, the authorized share capital and the names and addresses of the directors of the Company.

Concurrent with the completion of the Transition, the Company was required in accordance with the New Act to incorporate certain provisions known as the “Pre-Existing Company Provisions” (the “PECPs”) into its Notice of Articles. The PECPs provide the Company with certain default provisions in case certain provisions which are required to be included in the Articles under the New Act are not included in the Company’s Articles. In order to address this issue, the Company intends to delete and replace its Articles in their entirety as set out under “Adoption of New Articles” below. The new Articles will, among other things, incorporate and amend certain of the information required by the PECPs. As a result, the Company wishes to remove the application of the PECPs to the Company as set out under “Removal of Pre-Existing Company Provisions” below.

Under the Former Act, the Company had to specify the maximum number of shares available in each class – called the "authorized share capital". Under the New Act, the Company can have an unlimited authorized share capital, meaning an unlimited number of shares of each class. In conjunction with the other amendments to its Notice of Articles, the Company wishes to adopt an unlimited authorized share capital as set out under “Increase in Authorized Share Capital” below.

Adoption of New Articles

The Board has determined that it is in the best interests of the Company to adopt new articles (the "New Articles") to replace its existing Articles (the "Existing Articles"). The language used in the Existing Articles of the Company is no longer appropriate in many instances and there are a number of references to provisions in the Former Act which no longer exist. The New Articles also incorporate many key provisions of the New Act that should reinforce the importance of certain sections of the New Act including disclosing conflicts of interest, indemnification, fiduciary duties and other obligations that are imposed on the Board.

Set out below is a discussion of the changes proposed under the New Articles. These proposed changes to the New Articles include a discussion of substantive changes included in the New Articles and changes included that are as a result of changes under the New Act. The New Articles incorporate a number of non-substantive changes, including the use of the new terminology adopted under the New Act. For example, “members” are now “shareholders” and “register of members” is now “central securities register” under the New Act. Many of these terminology and wording changes are not discussed in detail here, as they reflect statutory requirements that the Company cannot alter or amend.

The following is a discussion of the substantive changes proposed in the New Articles.

Borrowing Powers

Under the Existing Articles, the Company may borrow money, issue debt and mortgage, charge, or give security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future). However, under the New Act, companies are now also permitted, without restriction, to guarantee repayment of money by any other person or the performance of any obligation of any other person. This change reflects the modernization of corporate legislation to effectively respond to increasingly complex financial transactions that companies may enter into in the course of their business. As a result, the New Articles propose that the Company also be able to guarantee the repayment of money by any other person or the performance of any obligation of any other person in accordance with the provisions of the New Act. Management believes that it is in the best interests of the Company to allow for such a guarantee to permit the Company the maximum flexibility in possible future financial transactions, recognizing the duties directors have to ensure that the guarantee must always be in the best interest of the Company and its shareholders.

Directors’ Authority to Set Auditor’s Remuneration

Under the New Act, the Company is, subject to shareholder approval, permitted to include in the New Articles authorization for the directors to set the remuneration paid to the auditors of the Company. The Former Act required the shareholders to set the remuneration or the shareholders to authorize, on an annual basis, the directors to set the remuneration. Historically, shareholders of the Company have always authorized the directors to appoint the auditors and to set the auditor’s remuneration. As a result, the inclusion of the authority for directors to set the auditor’s remuneration in the New Articles merely codifies existing practice. More importantly, however, this change also codifies new corporate governance rules and regulations relating to audit committees and the remuneration of auditors.

Special Majority for Resolutions

Under the Former Act, the majority of votes required to pass a special resolution at a general meeting was three-quarters of the votes cast on a resolution. Under the New Act, the Company is authorized to determine whether a special resolution requires two-thirds or three-quarters of the votes cast on a resolution. The Existing Articles did not state what the majority was for a special resolution, as this matter was dealt with under the Former Act. The New Articles propose that a special resolution require a majority of two-thirds of the votes cast on a resolution. This threshold is consistent with the threshold in most other Canadian corporate law statutes such as the Canada Business Corporations Act.

Share Issuances

Under the Former Act, the maximum discount or commission payable on the issuance of a share of the Company was 25%. Under the New Act the Company is, subject to shareholder approval, now permitted to avoid setting a numerical maximum for a discount or commission payable on the issuance of a share but rather limit any discount or commission by a test of reasonableness. The New Articles provide that the Company be permitted to pay or offer the commission or discount as permitted in the New Act. Management of the Company believes that the 25% maximum limit should not be set out in the New Articles as such a limit does not consider factual circumstances nor apply a test of reasonableness. By limiting the discount or commission amounts payable by the test of reasonableness, exercised by directors with a duty to act in the best interest of the Company, the Company is provided greater flexibility in possible future transactions. In addition, since the Company is a public company, it is subject to the requirements of the TSX Venture Exchange on share issuances and discounts and commissions, which requirements are generally far more stringent than the Former Act provisions.

The following are changes to the provisions contained in the New Act which have an effect on provisions contained in the Existing Articles:

Officers

Under the Existing Articles, the Company was required to have a least a President and Secretary as officers, and there had to be separate individuals holding those positions. In addition, the President was required to be director of the Company. These were requirements under the Former Act. However, under the New Act, those requirements no longer exist, and as a result, it is proposed that the New Articles remove these requirements. Management and the board of directors believe that by removing these restrictions the Company is better able to meet its corporate governance obligations as to membership of the board of directors.

Publication of Advance Notice of Meeting

Under the Existing Articles, the Company was required to publish an advance notice of a general meeting of shareholders at which directors are to be elected in the manner required under the Former Act. Under the New Act, the Company is no longer required to publish notice of general meetings, and recent changes to securities legislation in Canada requires that all public companies, including the Company, post advance notice of a general meeting on www.sedar.com in advance of the record date for the meeting. As a result, it is proposed that the New Articles remove the requirement to publish advance notice of the meeting.

Share Certificates

Under the Existing Articles, a shareholder is entitled to a share certificate representing the number of shares of the Company he or she holds. Under the New Act, a shareholder is now entitled to a share certificate representing the number of shares of the Company he or she holds or a written acknowledgement of the shareholder’s right to obtain such a share certificate. As a result, the New Articles have been amended to provide for this additional right. The addition of the ability to issue a written acknowledgement is very useful for public companies such as the Company, since it permits flexibility in corporate and securities transmissions.

Disclosure of Interest of Directors

Under the New Act, the provisions relating to the disclosure of interests by directors have been revised and updated. As directors of the Company are bound by these provisions, the New Articles have deleted reference to the old disclosure of interest provisions and refer to the provisions contained in the New Act.

Indemnity Provision

Under the Former Act, the Company could only indemnify directors where it obtained prior court approval, except in certain limited circumstances. The Existing Articles provided for the Company to indemnify directors, subject to the requirements of the Former Act. Under the New Act, the Company is now permitted to indemnify a past or present director or officer of the Company without obtaining prior court approval in respect of an “eligible proceeding”. An “eligible proceeding” includes any legal proceeding relating to the activities of the individual as a director or officer of the Company. However, under the New Act, the Company will be prohibited from paying an indemnity if:

(a)	the party did not act honestly and in good faith with a view to the best interests of the Company;

(b)	the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and

(c)	the proceeding is brought against the party by the Company or an associated corporation.

As a result, the New Articles propose to allow the Company to indemnify directors, officers, employees and agents, subject to the limits imposed under the New Act. Management believes that it is in the best interests of the Company to allow the indemnification of directors, officers, employees and agents, subject to the limits and conditions of the New Act.

Authorized Share Capital

Under the Former Act, the Company was required to set a maximum number for its authorized share capital and such number was required to be contained in the Company’s memorandum. Under the New Act there are no maximum number restrictions and, due to the elimination of the memorandum under the New Act, such authorized share capital must be contained in a company’s Notice of Articles. In order to provide the Company with greater flexibility to proceed with equity financings, management has determined that it will alter its authorized share capital from 100,000,000 common shares to an unlimited number of common shares and that such altered authorized share capital will be reflected in its New Notice of Articles.

Holding of Annual General Meetings

Under the Former Act, annual general meetings were required to be held within 13 months of the last annual general meeting. The New Act allows for annual general meetings to be held once in each calendar year and not more than 15 months after the last annual general meeting and accordingly, the Company’s New Articles reflect this provision.

Location of Annual General Meetings

Under the Former Act, annual general meetings were required to be held within British Columbia, unless the Registrar of Companies (the “Registrar”) approved a location outside British Columbia. The New Act allows for annual general meetings to be held outside British Columbia without the need to obtain the Registrar’s approval, if the articles of a company so provide. The Company’s New Articles reflect this provision.

Alterations to Constating Documents

In accordance with the New Act, the New Articles update the type of alterations that can be made to the Company's constating documents, and disclose the type of resolution that is required to make such amendments.

Shareholder Approval of New Articles

The shareholders of the Company will be requested at the Meeting to approve the adoption of new Articles by passing the special resolution set out on Schedule “B”, which requires an affirmative vote of not less than three-quarters of the votes cast by shareholders at the Meeting. The adoption of new Articles is subject to the approval of the Registrar of Companies.

A copy of the proposed New Articles will be available at the Meeting and may be obtained upon request to the Corporate Secretary of the Company, Megan Cameron-Jones, at Suite 922, 510 West Hastings Street, Vancouver, British Columbia V6B 1L8; Telephone (604) 681-4462; Facsimile (604) 681-0180; Email: meg@whiteknightres.com.

Removal of the Pre-Existing Company Provisions

According to the New Act, the Company is subject to the PECPs as set out in Part 17 of the regulations to the New Act until the Company's shareholders approve the removal of the PECPs from the Company’s Notice of Articles. In order to take advantage of the provisions of the New Act, management of the Company recommends that the shareholders vote in favour of the resolution removing the application of the PECPs to the Company. For a summary of the provisions of the PECPs, see Schedule "B" attached to this Circular.

Shareholder Approval of Removal of the Pre-Existing Company Provisions

The shareholders of the Company will be requested at the Meeting to approve the amendment of the Company’s Notice of Articles to remove the application of the PECPs by passing the special resolution set out on Schedule “B”, which requires an affirmative vote of not less than three-quarters of the votes cast by shareholders at the Meeting.

Increase in Authorized Share Capital

Under the Former Act, the Company was required to set a maximum number for its authorized share capital. There are no maximum number restrictions for authorized share capital, now called “authorized share structure” under the New Act.

In order to provide the Company with maximum flexibility to carry out financings and future transactions, management of the Company recommends that the shareholders vote in favour of the resolution increasing the Company's authorized share structure from 100,000,000 common shares without par value to an unlimited number of common shares without par value.

Shareholder Approval of Increase in Authorized Share Capital

The shareholders of the Company will be requested at the Meeting to approve the increase in authorized share structure by passing the special resolution set out on Schedule “B”, which requires an affirmative vote of not less than three-quarters of the votes cast by shareholders at the Meeting.

Director Discretion

The directors of the Company reserve the right to abandon the transactions contemplated in the "Adoption of New Articles, Removal of Pre-Existing Company Provisions and Increase in Authorized Share Capital" resolution should they deem it appropriate and in the best interest of the Company to do so.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial information is provided in the Company's comparative financial statements and Management Discussion and Analysis for its most recently completed financial year. To request copies of the Company's financial statements and Management Discussion and Analysis, please contact Megan Cameron-Jones, a director of the Company, at Suite 922, 510 West Hastings Street, Vancouver, BC, V6B 1L8; telephone (604) 681-4462; facsimile (604) 681-0180; email meg@whiteknightres.com.

The contents of this Information Circular have been approved, and the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized by the Board of Directors of the Company.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated at Vancouver, British Columbia this 24 day of October, 2005.

By Order of the Board of Directors of White Knight Resources Ltd.

"John M. Leask"
John M. Leask
President, Chief Executive Officer and Chairman

SCHEDULE “A”

WHITE KNIGHT RESOURCES LTD.

AUDIT COMMITTEE CHARTER

Effective date: May 26, 2005

Approved by the Board of
Directors on May 26, 2005

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Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors of White Knight Resources Ltd. (the “Company”) in fulfilling its financial oversight responsibilities by reviewing the financial statements, financial reports and other financial information provided by the Company to regulatory authorities and shareholders.

The members of the Committee are not full-time employees of the Company and may or may not be accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in such capacity. Consequently, it is not the duty of the Committee to conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the external auditors.

Composition

The Committee shall be comprised of a minimum three directors as determined by the Board of Directors.

If the Company ceases to be a "venture issuer" as that term is defined in Multilateral Instrument 52-110 entitled “Audit Committees” ("MI 52-110"), then all of the members of the Committee shall be free from any material relationship with the Company. A material relationship means a relationship that could, in the view of the Company's Board of Directors, reasonably interfere with the exercise of a member's independent judgment. In any event, a member of the Committee has a material relationship with the Company if he is deemed to have one pursuant to MI 52-110.

If the Company ceases to be a "venture issuer” then all members of the Committee shall also have accounting or related financial management expertise. For the purposes of the Company's Audit Committee Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Authority

The Committee has been expressly authorized by the Board of Directors of the Company to (a) engage independent counsel and other advisors as it determines necessary to carry out its duties, (b) set and cause the Company to pay the compensation for any advisors employed by the Audit Committee, and (c) communicate directly with the internal and external auditors.

Responsibilities

The Committee shall

(1)

recommend to the Board of Directors: (a) the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company; and (b) the compensation of the external auditor.

(2)

be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

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(3)	pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company's external auditor in accordance with the pre-approval process noted below.

(4)	review the Company's financial statements, MD&A and annual and interim earnings press releases before the Company publicly discloses this information.

(5)

be satisfied that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, other than the public disclosure referred to in subsection (5), and must periodically assess the adequacy of those procedures.

(6)

establish procedures for (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

(7)	review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

Pre-Approval of Non-Audit Services

The Committee satisfies the pre-approval requirement of item (3) of its Responsibilities if:

(a)

the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Company and its subsidiary entities to the Company's external auditor during the fiscal year in which the services are provided;

(b)	the Company or the subsidiary entity of the Company, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

(c)

the services are promptly brought to the attention of the Committee of the Company and approved, prior to the completion of the audit, by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Committee.

The Committee may delegate to one or more independent members the authority to pre-approve non-audit services in satisfaction of the requirement of item (3) of its Responsibilities. The pre-approval of non-audit services by any member to whom authority has been delegated pursuant hereto must be presented to the Audit Committee at its first scheduled meeting following such pre-approval.

The Committee satisfies the pre-approval requirement of item (3) of its Responsibilities if it adopts specific policies and procedures for the engagement of the non-audit services, if: (a) the pre-approval policies and procedures are detailed as to the particular service; (b) the Audit Committee is informed of each non-audit service; and (c) the procedures do not include delegation of the Audit Committee's responsibilities to management.

SCHEDULE "B"

Section 242 of the Business Corporations Act

RESOLUTIONS

Special Resolution Adopting New Articles, Removing Pre-Existing Company Provisions and Increasing Authorized Share Capital:

"IT IS HEREBY RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.

the existing Articles of the Company be cancelled and that the new form of Articles approved by the Directors of the Company, be adopted as the Articles of the Company in substitution for, and to the exclusion of, the existing Articles of the Company;

2.

pursuant to s. 442.1 of the Business Corporations Act (British Columbia) (the "Act"), the Pre-Existing Company Provisions set forth in Part 17 of the Regulations to the Act be removed and no longer apply to the Company and that the Notice of Articles be altered accordingly;

3.

the authorized share structure be increased from 100,000,000 common shares without par value to an unlimited number of common shares without par value and that the Notice of Articles be altered accordingly;

4.

the Pre-Existing Company Provisions will apply to the Company and the increase in the authorized share structure of the Company will not take effect until a Notice of Alteration to the Notice of Articles has been filed with the Registrar of Companies to reflect the alteration as contemplated by these resolutions;

5.

the Company be authorized, without further approval of the shareholders, to abandon or terminate all or any part of the adoption of Articles, the removal of the Pre-Existing Company Provisions or the increase in authorized share structure if the Board of the Company deems it appropriate and in the best interests of the Company to do so;

6.

the Directors of the Company be authorized to file or to instruct its agents to file a Notice of Alteration to a Notice of Articles reflecting the changes in paragraphs 2 and 3 above effective as of the time the Notice of Alteration to a Notice of Articles is filed with the Registrar of Companies;

7.	Axium Law Corporation be appointed as the Company's agent to electronically file the Notice of Alteration to a Notice of Articles with the Registrar of Companies; and

8.

any one or more of the directors and officers of the Company, signing alone, be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company or otherwise, all such documents and other writings as may be required to give effect to the true intent of this resolution."

SCHEDULE "C"

PRE-EXISTING COMPANY PROVISIONS

The following is a summary of the Pre-Existing Company Provisions set out in Part 17 of the Regulations to the New Act that are applicable to the Company:

Voting Thresholds

The majority of votes required to pass a special resolution at a general meeting, by all shareholders or any class of shareholders, is three-quarters of the votes cast on the resolution, unless the Memorandum or Articles of the Company specify a different majority required to pass a separate resolution for a particular class or series of shares.

Issue Price for Shares

The issue price of shares without par value must be set by a special resolution, unless the Articles of the Company authorize the directors of the Company to determine the price or consideration for shares without par value issued by the Company.

Shares of Pre-existing Company to be Purchased Rateably

Before the Company purchases any of its shares, it must offer to purchase them rateably from every shareholder holding shares of the class or series of shares to be purchased, unless:

(i)	the purchase is made through a securities exchange or a quotation and trade reporting system;

(ii)	the shares are being purchased from an employee or former employee of the Company or of an affiliate of the Company;

(iii)

in respect of a specific share purchase, a special separate resolution relieving the Company from its obligation to comply with this requirement is passed by the shareholders of the class or series of shares being purchased;

(iv)	there are reasonable grounds for believing that the purchase price of the shares being purchased is not more than the fair market value of those shares;

(v)	the purchase is made under the Court procedures set out in the dissent procedures under the New Act; or

(vi)	the purchase is of fractional shares.

A shareholder may, in writing, waive the right to receive an offer to purchase the shareholder’s shares and that waiver is effective whether given before or after the purchase by the Company of any of its shares.